SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2006

Or

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 —	9

Form 5500, Schedule H, Line 4i — Schedule of Assets Held (at End of Year)	10

NOTE:	Other supplemental schedules are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statements of net assets available for benefits of West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 28, 2007

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Non-interest bearing cash	$10,804	$3,427

Investments at fair value:
Mutual funds	17,900,016	13,898,438
Employer common stock	5,325,150	4,006,034
Money market funds	3,490,485	3,407,306
Participant loans	624,407	631,947

Total investments	27,350,862	21,947,152

RECEIVABLES:
Employer contributions	831,438	723,566
Participant contributions		42,867

NET ASSETS AVAILABLE FOR BENEFITS	$28,182,300	$22,713,585

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$1,790,510	$1,076,325
Net appreciation in fair value of investments	1,850,774	120,090

Net investment income	3,641,284	1,196,415

Contributions:
Employer matching contributions	908,996	796,938
Employer supplemental contributions	13,530	434,631
Participant contributions	2,541,206	2,265,437
Employee rollover contributions	70,980	224,634

Total contributions	3,534,712	3,721,640

Total additions to net assets	7,175,996	4,918,055

DEDUCTIONS:
Benefits paid to participants	1,706,831	1,057,987
Administrative expenses	450	4,650

Total deductions	1,707,281	1,062,637

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,468,715	3,855,418

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	22,713,585	18,858,167

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$28,182,300	$22,713,585

See notes to financial statements.

WEST COAST BANCORP 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General — The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the “Company”), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for three months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust Company, a subsidiary of the Company, is the trustee of the Plan. Effective February 25, 2006, the Plan changed its record keeper from Federated Investors to Great West Retirement Services. Furthermore, effective April 1, 2006, the Plan changed its asset custodian from West Coast Trust Company to Great West Retirement Services.

Contributions — In each plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. Company contributions can be invested in any of the Plan’s investment options.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $15,000 and $14,000 for 2006 and 2005, respectively. Participants over the age of 55 are entitled to a $5,000 catch up contribution to the Plan based on the Code.

Effective October 1, 2006, the entity implemented a Roth 401(k) feature available to all participants of the Plan. Contribution limits were all subject to the same standards as the standard 401(k) feature. Participants are able to invest in both 401(k) features at the same time and the entity’s matching contribution is based on total contributions to both features. Total contributions to the Roth 401(k) feature as of December 31, 2006 were $7,148.

Participant Accounts — A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than 1	-%
1	20
2	40
3	60
4	80
5	100

Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans — Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 6.00% to 11.00% at December 31, 2006. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. Normal retirement is the participant’s 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Investment Options — Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

                 Federated Investors:
                   Federated High Income Bond Fund
                   Federated Kaufmann Fund
                   Federated Max-Cap Fund
                   Federated Prime Obligations Fund
                   Federated Stock and Bond Fund
                   Federated Stock Trust
                   Federated Total Return Bond Fund

                 Other Investment Options:
                   American Century Strategic Allocations Conservative Fund
                   American Century Strategic Allocations Moderate Fund
                   American Funds Growth Fund of America
                   American Funds Euro Pacific Growth Fund
                   Baron Growth
                   West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, which is based upon quoted market prices, if available. Money market balances are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex- dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses — The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the Company, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status — The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk — The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

3.	EMPLOYER CONTRIBUTIONS

For the years ended December 31, 2006 and 2005, the Company made matching contributions of $908,996 and $796,938, respectively. For the year ended December 31, 2006, for all eligible participants transferred to the Plan from the Mid-Valley Bank acquisition, the Company made a supplemental and discretionary contribution totaling $13,530. For the year ended December 31, 2005, the Company made a supplemental and discretionary contribution to all eligible participants of the Plan totaling $434,631. No such contribution was made by the Company during 2006. The Company did not make a profit sharing contribution in fiscal years 2006 and 2005.

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the years ended December 31, 2006 and 2005, respectively. Federated Investors was the record keeper of the Plan through February 25, 2006, therefore, these transactions qualify as party-in-interest.

The Company also provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

5.	SUMMARY OF INVESTMENTS

	2006		2005
Investments at fair value as determined by quoted market prices:
Mutual Funds:
Federated Stock and Bond Fund	$1,688,006	*	$1,936,849	*
Federated Stock Trust	2,405,734	*	2,007,845	*
Federated Max-Cap Fund	2,108,740	*	1,581,486	*
Federated Kaufman Fund	2,983,884	*	2,479,776	*
Federated High Income Bond Fund	421,251		410,753
Federated Total Return Bond Fund	1,334,765		1,035,660
American Century Strategic Allocations Conservative Fund	371,532		267,189
American Century Strategic Allocations Moderate Fund	1,324,264		952,011
American Funds Growth Fund of America	2,031,650	*	1,331,040	*
American Funds Euro Pacific Growth Fund	2,406,958	*	1,436,015	*
Baron Growth	823,232		459,814

	$17,900,016		$13,898,438

Employer Common Stock (West Coast Bancorp
Common Stock)	$5,325,150	*	$4,006,034	*

Money Market Funds — Federated Prime Obligations Fund	3,490,485	*	3,407,306	*
Non - interest bearing cash	10,804		3,427
Participant loans	624,407		631,947

Total investments	$27,350,862		$21,947,152

* Represents 5% or more of net assets available for benefits at December 31.

The Plan’s investments including investments bought, sold, and held during the year appreciated in value as follows:

	2006	2005
Net change in fair value:
Investments at fair value as determined by quoted market prices:
Mutual funds	$593,914	$34,255
West Coast Bancorp Common Stock	1,256,860	85,835

Total	$1,850,774	$120,090

* * * * * *

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006

			(e)
	(b) Identity of Issue	(d)	Current
(a)	(c) Description of Investment	Cost **	Value
	MUTUAL FUNDS:
*	Federated Investors:
	Stock and Bond Fund		$1,688,006
	Stock Trust		2,405,734
	Max-Cap Fund		2,108,740
	Kaufmann Fund		2,983,884
	High Income Bond Fund		421,251
	Total Return Bond Fund		1,334,765

	Total Federated Mutual Funds		10,942,380

	American Century Strategic Allocations Conservative Fund		371,532
	American Century Strategic Allocations Moderate Fund		1,324,264
	American Funds Growth Fund of America		2,031,650
	American Funds Euro Pacific Growth Fund		2,406,958
	Baron Growth		823,232

	Total Mutual Funds		17,900,016

*	MONEY MARKET FUNDS — Federated Prime Obligations
	Fund		3,490,485

	NON-INTEREST BEARING CASH		10,804

*	EMPLOYER COMMON STOCK — West Coast Bancorp
	Common Stock		5,325,150

	Participant loans, interest rate 6.00%–10.50%,		624,407
	maturing July 15, 2007 through October 31, 2021

	TOTAL INVESTMENTS		$27,350,862

*	Party-in-interest
**	Not required for participant-directed investments